UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")
Block Listing of Shares

Pearson announces that an application has been made to the Financial Conduct Authority and the London Stock Exchange for the block listing of 1,700,000 ordinary shares of 25 pence each in the capital of the Company ("Block Listing Shares") to be admitted to the Official List and to be traded on the main market of the London Stock Exchange ("Admission").

These Block Listing Shares are being reserved under a block listing and will be issued pursuant to the Company's Employee Stock Purchase Plan. When issued, the Block Listing Shares shall rank pari passu with the existing issued shares of the Company.

Admission is expected to become effective at 8.00 am on Friday 17th October 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 15 October 2025
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary